UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to                                         .
Commission file number 001-13790.
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
HCC INSURANCE HOLDINGS, INC.
13403 Northwest Freeway
Houston, Texas 77040

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
HCC Insurance Holdings, Inc. 401(k) Plan:
We have audited the accompanying Statements of Net Assets Available for Benefits of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 25, 2009

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007

Assets:
Money market funds	$3	$273

Investments:
Investments at fair value:
Registered investment companies (mutual funds)	41,984,988	58,153,140
Guaranteed interest contract	19,389,475	15,594,048
HCC Insurance Holdings, Inc. common stock fund	4,078,211	3,894,503

Participant notes receivable	1,317,506	1,127,287

Total investments	66,770,180	78,768,978

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	481,882	109,240

Net assets available for benefits	$67,252,065	$78,878,491

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2008 and 2007

	2008	2007

Additions (reductions) to net assets attributable to:
Dividends and interest	$822,146	$642,208
Net appreciation (depreciation) in fair value of investments	(20,197,830)	3,785,015

Total investment income (loss)	(19,375,684)	4,427,223

Contributions:
Employer	3,794,566	3,461,237
Participants	6,253,680	5,817,317
Rollovers from other plans	1,325,685	1,368,108

Total contributions	11,373,931	10,646,662

Total additions (reductions)	(8,001,753)	15,073,885

Deductions from net assets attributable to:
Benefits to participants	3,596,648	4,919,185
Transaction charges	28,025	21,722

Total deductions	3,624,673	4,940,907

Net increase (decrease) in net assets available for benefits before transfers from merged plan	(11,626,426)	10,132,978

Transfers from merged plan	—	2,950,058

Net increase (decrease) in net assets available for benefits	(11,626,426)	13,083,036

Net assets available for benefits, beginning of year	78,878,491	65,795,455

Net assets available for benefits, end of year	$67,252,065	$78,878,491

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) (formerly the HCC Insurance Holdings 401(k) Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. As a result of the merger of several other qualified plans of acquired companies, the Plan has been amended to include certain specific provisions applicable only to certain merged participants.

General

The Plan is a defined contribution plan established effective January 1, 1992 and most recently amended and restated in its entirety on July 26, 2008, retroactively effective to January 1, 2007. Non-union, full-time employees of HCC Insurance Holdings, Inc. (“the Company”) become eligible to participate in the Plan on the later of their employment date or upon attaining the age of 21 and are eligible to make deferral contributions on the first day of the month following such eligibility date. All eligible employees must complete one year of service to become eligible for employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 27, 2007, the American Contractors Indemnity Company 401(K) Plan merged into the Plan. The net assets transferred into the Plan consist of participant balances totaling $2,950,058. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.

Administration

Massachusetts Mutual Life Insurance Company (“MassMutual”) and Investors Bank and Trust Company serve as Custodian and Trustee, respectively, of the Plan.

Contributions

Each year, participants may contribute from 1% to 100% of their pre-tax annual compensation not to exceed the limitation set forth in Section 402(g) ($15,500 in both 2008 and 2007) of the Internal Revenue Code. Participants may make catch-up contributions (pre-tax contributions that exceed the annual elective deferral limit) during any calendar year ending on or after the participant’s 50th birthday. A participant’s total catch-up contribution was limited to a maximum $5,000 during both 2008 and 2007. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of Plan, continued

Contributions, continued

The Plan also provides for discretionary employer matching contributions for each $1.00 contributed by a participant, up to a maximum of the lesser of 6% of the participant’s Plan compensation or $10,200. During 2008 and 2007, the Company made discretionary contributions of $3,794,566 and $3,461,237, respectively, to the Plan. Additionally, the Plan provides for discretionary non-elective contributions. The Company contributions are invested directly in the various investment options, as directed by the participant. Company matching contributions are generally computed monthly. Discretionary non-elective contributions would generally be computed annually. There were no discretionary qualified non-elective contributions made during 2008 or 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. Upon the occurrence of a distribution event, the benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their elective contributions, plus any earnings on such contributions. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant becomes 20% vested after two years of service, 40% after three years, 60% after four years, 80% after five years and 100% after six years. However, if an active participant dies or terminates due to disability prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loans are calculated on a fully amortized basis. A loan is collateralized by the vested balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (4.25% to 9.25% and 4.75% to 9.25% for the years ended December 31, 2008 and 2007, respectively).

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of Plan, continued

Payments of Benefits

Upon termination of employment, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or to have the account balance distributed in the form of an annuity. Distributions are subject to the applicable provisions of the Plan agreement.

Forfeited Accounts

All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant (or his or her designated beneficiary in the event of death) upon distribution of the fully vested value of his or her account. Forfeitures are first used to pay administrative expenses under the Plan. Forfeitures not used to pay expenses are used to reduce future employer contributions. During 2008 and 2007, forfeited non-vested accounts of $175,373 and $159,745, respectively, were used to reduce administrative expenses and employer contributions. The balance of forfeited accounts available to reduce future employer contributions was $176,151 and $220,915 at December 31, 2008 and 2007, respectively.

Administrative Expenses

The Plan is responsible for payment of the trustee expenses and fees; however, the Company may pay the Plan expenses directly. No expenses were paid by the Company on behalf of the Plan during 2008 or 2007. Transaction charges (for loan and benefit payment transactions) are paid by the Plan, reducing the balances of those participants initiating the transactions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their total account balance.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

As described in Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contacts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investments Valuation

The Plan’s investments are stated at fair value, and quoted market prices are used to value investments. As of December 31, 2008, the Plan’s investments consisted primarily of registered investment companies (mutual funds), a common stock fund, and a group annuity contract. Investments in registered investment companies (mutual funds) are valued at the net asset value of shares held at year-end.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, continued

Investments Valuation, continued

The Plan invests in a common stock fund (“HCC fund”). The HCC fund invests primarily in HCC Insurance, Inc. common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “HCC” and is valued at its quoted market price at the daily close of the NYSE. A small portion of the HCC fund is invested in short-term money market instruments. The money market portion of the HCC fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.

The Plan also invests in investment contracts through a group annuity contract with MassMutual. The fair value of this guaranteed interest contract is calculated based on the liquidation value of the pro-rata share of the underlying investments’ market value. See additional disclosures in Note 5.

The statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Participant notes receivable are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation of those investments.

Benefit Payments

Benefits are recorded when paid.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, continued

Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to market risk, which generally means there is a risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 also established a hierarchy that prioritizes the inputs used to measure fair value into three levels as described below. SFAS 157 applies to all financial instruments that are measured and reported at fair value. SFAS 157 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”). FSP FAS 157-3 clarifies SFAS 157 with respect to the fair value measurement of a security when the market for that security is inactive. The Plan’s adoption of SFAS 157 and FSP FAS 157-3 did not have a material effect on the Plan’s current or prior year’s financial statements.

In determining fair value, the Plan generally applies the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s own market assumptions using the best information available to us.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

3.	Fair Value Measurements, continued

Based on the type of inputs used to measure the fair value of our financial instruments, the Plan classifies them into the three-level hierarchy established by SFAS 157:
•	Level 1 — Inputs are based on quoted prices in active markets for identical instruments.

•	Level 2 — Inputs are based on observable market data (other than quoted prices), or are derived from or corroborated by observable market data.

•	Level 3 — Inputs are unobservable and not corroborated by market data.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value.

Registered investment companies (mutual funds): Valued at the net asset value of shares held by the Plan at year-end, which is provided by the fund administrator. Classified in Level 1.

Guaranteed interest contract: Valued at fair value using the liquidation value based on a pro rata share of the market value of the underlying investments. Classified in Level 3.

HCC Insurance Holdings, Inc. common stock fund: Valued at fair value using the closing price of HCC common stock reported on the New York Stock Exchange plus the fair value of the short-term investment fund. Classified in Level 2.

Participant notes receivable: Valued at amortized cost, which approximates fair value. Classified in Level 3.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

3.	Fair Value Measurements, continued

The following table presents the Plan’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total

Registered investment companies (mutual funds)	$41,984,988	$—	$—	$41,984,988
Guaranteed interest contract	—	—	19,389,475	19,389,475
HCC Insurance Holdings, Inc. common stock fund	—	4,078,211	—	4,078,211
Participant notes receivable	—	—	1,317,506	1,317,506

Total	$41,984,988	$4,078,211	$20,706,981	$66,770,180

The following table presents the changes in fair value of the Plan’s Level 3 investment assets.

	Guaranteed	Participant
	interest contract	notes receivable	Total

Balance at January 1, 2008	$15,594,048	$1,127,287	$16,721,335
Gains and (losses) — unrealized	(372,645)	—	(372,645)
Purchases, sales issuances and settlements (net)	4,168,072	190,219	4,358,291

Balance at December 31, 2008	$19,389,475	$1,317,506	$20,706,981

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

4.	Investments

The following table presents the fair value of the Plan’s investments. Investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are separately listed.

	2008	2007

Guaranteed Interest Contract — Fixed Income Fund	$19,389,475	$15,594,048
PIMCO Total Return Fund	5,264,798	*
Select Indexed Equity Fund	4,763,787	7,817,037
HCC Insurance Holdings, Inc. common stock fund	4,078,211	*
Oppenheimer Global Fund	*	5,531,899
Select Fundamental Value Fund	*	4,079,563
Investments less than 5% of the Plan’s net assets	33,273,909	45,746,431

Total investments	$66,770,180	$78,768,978

*	Not applicable in the period indicated
During the years ended December 31, 2008 and 2007, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2008	2007

Registered investment companies (mutual funds)	$(20,073,657)	$4,140,245
HCC Insurance Holdings, Inc. common stock fund	(124,173)	(355,230)

Net appreciation (depreciation) in fair value of investments	$(20,197,830)	$3,785,015

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

5.	Investment Contract with Insurance Company

The Plan invests in a group annuity contract with MassMutual, which is a benefit-responsive investment contract. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed interest contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2008 and 2007 was $19,389,475 and $15,594,048, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The average yields for the years ended December 31, 2008 and 2007 were 4.18% and 3.81%, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include but may not be limited to the following: 1) the complete or partial termination of the Plan, 2) the establishment of, or material change in, any Plan investment fund, or 3) an amendment to the Plan or a change in the administration or operation of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed interest contract does not permit MassMutual to terminate the agreement prior to the scheduled maturity date. The Plan does not allow participants to make any additional contributions to this investment contract.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

6.	Party-In-Interest Transactions

Plan assets include investments in funds managed by the Trustee and thus, such transactions qualify as party-in-interest transactions under ERISA. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.

As described in Note 2, the Plan invests in the HCC fund, which includes shares of the Company’s common stock. The Plan’s interest in the HCC fund was $4,078,211 and $3,894,503 at December 31, 2008 and 2007, respectively.

7.	Subsequent Events

Effective April 2, 2009, the CW Midwest, Inc. Employer Savings Plan merged into the plan, and effective May 1, 2009, the Surety Company of the Pacific 401(K) Plan and Trust merged into the Plan. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.

8.	Tax Status

The Plan obtained its latest determination letter on July 1, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administration believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
SCHEDULE H, Item 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

EIN: 76-0336636
PN: 002

	(b) Identity of Issue,
	Borrower,	(c) Description of Investment, Including
	Lessor or	Maturity Date, Rate of Interest, Collateral,	(e) Current
(a)	Similar Party	Par or Maturity Value	Value*

**	HCC Insurance Holdings, Inc.	Common stock fund — HCC Insurance Holdings, Inc.	$4,078,211	***
**	Mass Mutual	Mutual Fund — Alger MidCap Growth Fund	96,044
**	Mass Mutual	Mutual Fund — Alliance Bern Small Mid Cap Value Fund	728,022
**	Mass Mutual	Mutual Fund — American Funds EuroPacific Growth Fund	2,850,994
**	Mass Mutual	Mutual Fund — American Funds Washington Mutual Investment Fund	958,717
**	Mass Mutual	Mutual Fund — American Growth Fund of America Fund	2,131,121
**	Mass Mutual	Mutual Fund — Calamos Financial Growth Fund	1,467,931
**	Mass Mutual	Mutual Fund — Destination Retirement Income 2010 Fund	360,990
**	Mass Mutual	Mutual Fund — Destination Retirement Income 2020 Fund	898,450
**	Mass Mutual	Mutual Fund — Destination Retirement Income 2030 Fund	897,831
**	Mass Mutual	Mutual Fund — Destination Retirement Income 2040 Fund	804,975
**	Mass Mutual	Mutual Fund — Destination Retirement Income 2050 Fund	48,202
**	Mass Mutual	Mutual Fund — Destination Retirement Income Fund	152,237
**	Mass Mutual	Guaranteed Interest Contract — Fixed Income Fund	19,389,475	***
**	Mass Mutual	Mutual Fund — Oakmark Equity & Income II Fund	3,214,640
**	Mass Mutual	Mutual Fund — Oppenheimer Capital Appreciation Fund	1,753,517
**	Mass Mutual	Mutual Fund — Oppenheimer Global Fund	3,235,140
**	Mass Mutual	Mutual Fund — PIMCO Total Return Fund	5,264,798	***
**	Mass Mutual	Mutual Fund — Premier Diversified Bond Fund	1,822,760
**	Mass Mutual	Mutual Fund — Select Aggressive Growth Fund	926,942
**	Mass Mutual	Mutual Fund — Select Focused Value Fund	863,457
**	Mass Mutual	Mutual Fund — Select Fundamental Value Fund	2,584,771
**	Mass Mutual	Mutual Fund — Select Indexed Equity Fund	4,763,787	***
**	Mass Mutual	Mutual Fund — Select Mid Cap Growth Equity II Fund	1,284,217
**	Mass Mutual	Mutual Fund — Select Small Company Growth Fund	982,090
**	Mass Mutual	Mutual Fund — Select Small Company Value Fund	2,458,461
**	Mass Mutual	Mutual Fund — T. Rowe Price New Horizons Fund	57,251
**	Mass Mutual	Mutual Fund — Victory Diversified Stock Fund	1,377,643

**	Participant notes receivable	Loans to participants bearing interest at rates ranging from 4.25% to 9.25%	1,317,506

			$66,770,180

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

SIGNATURES

The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 26th day of June, 2009.

HCC INSURANCE HOLDINGS, INC. 401(k) PLAN
By:	HCC Insurance Holdings, Inc.,
Administrator

By:	/s/ James L. Simmons
James L. Simmons
Vice President and Corporate Secretary

Exhibit Index

Exhibit	Description
23.1	Consent of Ham, Langston & Brezina L.L.P.